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                                                                    Exhibit 99.1

                                                            5985 McLaughlin Road
                                                            Mississauga, Ontario
                                                                 Canada, L5R 1B8
                                                             Phone: 905 361 3660
                                                               Fax: 905 361 3626
HYDROGENICS                                                  www.hydrogenics.com
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CORPORATION
(LOGO)





                                                            May 2, 2001

Dear Shareholder,


It is my pleasure to invite you to our Annual General Meeting to be held at the offices of Osler, Hoskin & Harcourt LLP, Room CC3, 63rd floor, 1 First Canadian Place, Toronto, ON, on Wednesday, June 6, 2001, at 10:00 a.m.

The enclosed package contains your copy of the Notice of Meeting, the Management Information Circular, your Proxy for the Annual General Meeting and the Annual Report which contains the financial statements for the year ended December 31, 2000.

If you do not plan to attend this annual event, we urge you to take all the necessary steps to have your shares represented at the Meeting. Please appoint your proxy, sign and date the Proxy Form at the bottom and return it as soon as possible. Your Proxy Form must arrive at CIBC Mellon Trust Company's main office in Toronto or at Hydrogenics' corporate office in Mississauga by 4:30 p.m. (Toronto time) on June 5, 2001.



                                         Sincerely,

                                         /s/ Norman Seagram

                                         Norman Seagram, (signed)
                                         Chairman of the Board